Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-165869 on Form S-3 and Nos. 333-170513 and 333-135613 on Form S-8 of our reports dated February 29, 2012 (May 14, 2012 as to Note 15), relating to the consolidated financial statements of Kaiser Aluminum Corporation (which report expresses an unqualified opinion), appearing in this Current Report on Form 8-K, and our report dated February 29, 2012 related to the effectiveness of Kaiser Aluminum Corporation's internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company's internal control over financial reporting because of a material weakness), appearing in the Annual Report on Form 10-K of Kaiser Aluminum Corporation for the year ended December 31, 2011.

/s/ DELOITTE & TOUCHE LLP

Costa Mesa, California
May 14, 2012